UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

AXS-One Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

83545M109
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

CUSIP No. 83545M109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,565,693

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,565,693

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,306,043

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners II, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 700,350

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 700,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,306,043

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83545M109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners, LLC

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,266,043

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,266,043

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,306,043

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83545M109

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Timothy Bacci

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 40,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,306,043

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

        This Amendment No. 3 (this “Amendment”) amends and supplements the previous statements on Schedule 13D and 13D/A filed by BlueLine Capital Partners, L.P, a Delaware limited partnership (“BCP I”), BlueLine Capital Partners II, L.P, a Delaware limited partnership (“BCP II”), and BlueLine Partners, L.L.C., a Delaware limited liability company and the sole general Partner of BCP I and BCP II (“BlueLine Partners” and, together with BCP I and BCP II, sometimes referred to herein as “BlueLine”) relating to the common stock (the “Common Stock”) of AXS-One Inc. (the “Company”). This Amendment adds Timothy P. Bacci, managing director of BlueLine Partners as a reporting entity and Mr. Bacci together with BlueLine are referred to herein as the “Reporting Entities”. Items designated as “no change” indicate that the information previously included in prior Schedule 13D/A remains current as of the date of this Amendment.

Item 1.   Security and Issuer

On May 29, 2007, the Company entered into a Convertible Note and Warrant Purchase Agreement (the “Purchase Agreement”) pursuant to which it sold and issued an aggregate of $5,000,000 of convertible notes consisting of (i) $2,500,000 of Series A 6% Secured Convertible Promissory Notes due May 29, 2009 and (ii) $2,500,000 of Series B 6% Secured Convertible Promissory Notes due May 29, 2009, together with warrants to purchase an aggregate of 2,000,000 shares of Common Stock. The Series A notes mature on May 29, 2009, are convertible into Common Stock at a fixed conversion rate of $1.00 per share, bear interest of 6% per annum and are secured by substantially all the assets of the Company. The Series B notes mature on May 29, 2009, are convertible into Common Stock at a fixed conversion rate of $2.50 per share, bear interest of 6% per annum and are secured by substantially all the assets of the Company. Each series of notes may be converted at the option of the noteholder at any time prior to maturity.

Each noteholder received a warrant to purchase a number of shares of Common Stock equal to 40% of the principal amount of notes purchased. Each warrant has an exercise price of $0.01 per share and is exercisable at any time through May 29, 2014. Pursuant to the Purchase Agreement, BlueLine acquired 60% of the total issuance of each of the Series A notes, the Series B notes and the warrants.

Item 2.   Identity and Background

This Amendment adds Timothy Bacci, managing director of BlueLine Partners as a Reporting Entity. There are no other changes to this item.

Item 3.   Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 5,306,043 shares of the Common Stock (the “Shares”).

Item 4.   Purpose of the Transaction

BlueLine participated in the Purchase Agreement financing in order to provide the Company with capital to continue execution of its business plan. BlueLine believes that while sales of the

Company’s products have repeatedly been delayed, the Company’s business prospects remain strong. BlueLine believes that among the Company’s business strengths are:

•	its focus on the emerging e-discovery and compliance opportunity
•	its ability to handle very large volumes of electronic data
•	its ability to provide industry leading solutions for Lotus Notes, Sun's Java Communications Suite and Microsoft Exchange
•	the ability of its solution to extend beyond email to other electronic document formats
•	its ability to deliver its platform either via software licensing or a hosted service
•	its growing strategic partnerships with several industry-leading enterprise solution providers

BlueLine believes that were the Company privately held, its product strengths and the prospects for the market in which it competes are so compelling that the Company would be valued at a significant premium to the Company’s current public market valuation.

As part of its investment strategy, BlueLine seeks to discuss and work with management on various initiatives designed to improve the Company’s prospects and performance. Depending on market conditions, general economic conditions and other factors, the BlueLine may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire.

Item 5.   Interest in Securities of the Issuer

(a)

As of the date of this Amendment, each of the Reporting Entities may be deemed to own 5,306,043 shares of Common Stock. These shares represent approximately 13.5% of the shares of Common Stock outstanding based on 36,007,425 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 15, 2007. Of the 5,306,043 shares of Common Stock deemed to be owned, (i) 2,100,000 shares relate to shares issuable upon conversion of the Series A notes and the Series B notes issued under the Purchase Agreement; (ii) 1,200,000 million shares relate to shares issuable upon exercise of the warrants issued under the Purchase Agreement; and (iii) 40,000 shares relate to the grant of restricted stock to Mr. Bacci subsequent to the Purchase Agreement and relating to his appointment to the Company’s board of directors.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)

As of the date of this Amendment, the Reporting Entities beneficially own 5,306,043 shares of Common Stock with which BlueLine Partners has shared voting power and shared dispositive power with BCP I, BCP II of 5,266,043 shares and Mr. Bacci has sole voting power and sole dispositive power of 40,000 shares.

(c)

Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days and not reported within a prior BlueLine filing is set forth in subsection (a) above and in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.   Materials to be Filed as Exhibits

1.	Exhibit A – Joint Filing Agreement dated June 8, 2007, signed by each of the Reporting Entities in order to confirm that this Amendment is being filed on behalf of each of the Reporting Entities.

2.	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 8, 2007

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

/s/ Timothy Bacci
Timothy Bacci

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing Amendment No. 3 to the Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  June 8, 2007

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

By: BlueLine Partners, L.L.C.
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

/s/ Timothy Bacci
Timothy Bacci

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

	BCP I		BCP II
Date	No of Shares	Price Per Share	No of Shares	Price Per Share
4/5/2007	1,900	$0.58
4/17/2007	2,500	$0.54